Filed by Suzano Papel e Celulose S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fibria Celulose S.A.

Filer’s Commission File Number: 333.198.020

Subject Company’s Commission File Number: 001-15018

Date: June 28, 2018

Announcement Regarding the Merger

On June 26, 2018, Suzano Papel e Celulose S.A., a Brazilian corporation (“Suzano”) filed a Notice of Material Fact with the Brazilian Exchange Commission (“CVM”), disclosing to its shareholders and the market in general that its board of director has approved, in connection with the transaction to combine the operations and the shareholdings of Suzano and Fibria Celulose S.A. (“Fibria”) by means of a corporate reorganization, the issuance of debentures of Suzano, on a firm underwriting basis. An English version of the Notice of Material Fact is attached as Exhibit 1.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Suzano will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction, Suzano may file with the SEC relevant materials, including, in the case of a registered offering in the U.S., a registration statement on Form F-4 (unless an exemption from registration is available) containing a prospectus and other documents regarding the proposed transaction. INVESTORS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUZANO, FIBRIA AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (if and when filed) and all other documents filed with the SEC in connection with the proposed transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition to the Form F-4 (if and when filed) and all other documents filed by Suzano with the SEC in connection with the proposed transaction will be made available, free of charge, on Suzano’s website at http://www.suzano.com.br.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EXHIBIT 1

São Paulo, June 26, 2018 - Suzano Papel e Celulose S.A. ("Suzano" or "Company") (B3 | SUZB3), complementing the Material Fact notice published on March 16, 2018, hereby informs its shareholders and the market that its Board of Directors, at a meeting held on June 26, 2018, approved, in connection with the transaction to combine the operations and shareholder bases of the Company and Fibria Celulose S.A. ("Fibria") through corporate reorganization under the terms described in aforementioned Material Fact notice ("Transaction"), the issuance of debentures of the Company, on a firm underwriting basis, with the following characteristics:

•         Issue amount: R$ 4,681,100,000.00 (four billion six hundred and eighty-one million and one hundred thousand Brazilian reais)

•         Date of issue: June 29, 2018

•         Maturity: eight (8) years from the issue date

•         Yield: 112.50% of CDI

•         Use of proceeds: the net proceeds will be fully used to pay the Cash Portion of the acquisition of all the common shares of Fibria

For the full amount of the issuance described above, the Company has already contracted the respective hedge in U.S. dollar at the cost of 5.74% p.a.

The use of other forms of financing instead of the firm commitments mentioned in the Material Fact notice of March 16, 2018, is in line with the Company's strategy of constantly seeking opportunities that offer structures and costs better suited and compatible with the management of its debt and its market positioning, and enhance the Company's position in terms of its capacity to pay the Cash Portion of the Transaction.

The closing of the aforementioned Transaction is still subject to the fulfillment of other conditions precedent usual for this type of transaction, including the approval by certain antitrust authorities in Brazil and abroad. Until the date of the implementation of the transaction, the companies will continue to carry out their activities in the ordinary course of business and will remain operating independently.

Suzano Papel e Celulose | Suzano Pulp and Paper

Relações com Investidores | Investor Relations

• ri@suzano.com.br • www.suzano.com.br/ri • +55 11 3503-9061